UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT

(mark one):

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from                                  to

Commission file number        001-10109

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.

4300 North Harbor Boulevard

Fullerton, California  92835

BECKMAN COULTER, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Reports of Independent Registered Public Accounting Firms Thereon)

BECKMAN COULTER, INC. SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Benefits and Finance Administration Committee

Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Costa Mesa, California
June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits and Finance Administration Committee
Beckman Coulter, Inc. Savings Plan

We have audited the accompanying statement of net assets for benefits of Beckman Coulter, Inc. Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 22, 2004

BECKMAN COULTER, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments - at fair value:
Common stock of Plan sponsor	$145,729,313	110,842,169
Mutual funds	515,457,687	437,176,138
Other investments	8,384,631	6,468,643
Participant loans	15,882,736	15,958,008
	685,454,367	570,444,958
Investment contracts - at contract value (note 3):
Guaranteed investment contracts	20,104,488	19,725,195
Synthetic guaranteed investment contracts	199,636,807	190,916,138
Collective investment trust	22,934,460	32,283,016
	242,675,755	242,924,349
Total investments	928,130,122	813,369,307
Cash and cash equivalents	2,502,782	1,026,709
Receivables:
Employer contribution	6,948,870	6,464,593
Participant contribution	1,332,368	1,275,965

Net assets available for benefits	$938,914,142	822,136,574

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Net appreciation in fair value of investments	$84,105,415	141,990,384
Interest	11,657,385	13,633,132
Dividends	8,614,884	4,140,293

Total investment income	104,377,684	159,763,809

Contributions:
Company matching (employer)	11,474,586	10,045,710
Retirement Plus (employer)	6,554,439	6,090,759
Employee	45,673,977	35,817,242

Total contributions	63,703,002	51,953,711
Net additions	168,080,686	211,717,520

Deduction from net assets attributed to:
Distributions of benefits	51,198,713	38,799,738
Corrective distributions of excess contributions	52,674	—
Administrative expenses and other	51,731	42,824
Net deductions	51,303,118	38,842,562

Increase in net assets	116,777,568	172,874,958

Net assets available for benefits - beginning of year	822,136,574	649,261,616
Net assets available for benefits - end of year	$938,914,142	822,136,574

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                                 Description of Plan

The following description of Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)                                 General

Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits and Finance Administration Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

(b)                                 Contributions

Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $13,000 and $12,000 in 2004 and 2003, respectively. Additionally, participants age 50 or greater may contribute up to $3,000 and $2,000 in 2004 and 2003, respectively, as a catchup contribution.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock and 50% of other contributions, up to 5% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation. Employees of the Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

(c)                                  Investment Options

Participants have a choice of various investment funds for their contributions. Company contributions may be directed to any of these core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

(d)                                 Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (6.25% at December 31, 2004 for new loans).

(e)                                  Participant Accounts

Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(f)                                    Benefits and Vesting

Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70-1/2.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

(g)                                 Forfeitures

All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. Forfeitures are rare as the majority of Plan participants are 100% vested upon enrollment.

(h)                                 Benefits Payable

At December 31, 2004 and 2003, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $10,804 and $162,842, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2004 and 2003.

(i)                                    Continuation of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

(2)                     Summary of Significant Accounting Policies

(a)                    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)                    Investment Valuation

Investments are stated at fair value except for guaranteed investment contracts, which are stated at contract value (see note 3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average-cost method is used in determining gains and losses on the sales of securities.

(c)                     Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $35,974 and $29,962 for the years ended December 31, 2004 and 2003, respectively.

(d)                    Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(e)                     Risks, Concentrations, and Uncertainties

The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan allows participants to invest in the common stock of the plan sponsor, Beckman Coulter, Inc. The Plan's investment in the common stock of the Plan Sponsor was 15.5% and 13.5% of plan assets as of December 31, 2004 and 2003, respectively.

(3)                     Valuation of Investment Contracts

The Interest Income Fund includes investments in guaranteed investment contracts (GICs) and synthetic GICs. The Plan’s investments in GICs are included in the statements of net assets available for benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts’ provisions, these “potential” limitations do not jeopardize the contract value reporting for these investments.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

Inasmuch a trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

During 2004, the average yield earned on amounts invested in the GICs was 4.59%. As of December 31, 2004 and 2003, the average crediting interest rate on such contracts was 4.70% and 4.61%, respectively. There ware no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed-basis point spread.

The following is a reconciliation between the contract value and the fair value of the synthetic GICs at December 31, 2004 (dollar amounts in thousands):

		Crediting
	Duration	interest rate	Contract	Fair
	(years)	percentage	value	value

Security-backed investments:
Synthetics:
CDC Financial Products - Contract FP 1062-01	Evergreen	4.65	$68,649,667	70,305,089
State Street Synthetic - Contract 97077	Evergreen	4.70	64,974,805	66,541,612
Transamerica Life- Contract 76850	Evergreen	4.56	66,012,335	67,604,160
Total synthetic guaranteed investment contracts			199,636,807	204,450,861

Less synthetic wrappers			—	(4,814,054)

Total contract value of guaranteed investment contracts			$199,636,807	199,636,807

(4)                     Assets Held for Investment

Information regarding assets held for investment is as follows as of December 31:

	2004	2003
Common stock
Beckman Coulter, Inc.	$145,729,313	110,842,169
Mutual funds:
Blue Chip Growth Fund	183,253,079	178,216,012
Vanguard Institutional Index Fund	69,073,302	63,724,221
International Stock Fund	—	14,732,465
Mid-Cap Growth Fund	72,635,897	60,473,212
Personal Strategy Balanced Fund	—	72,956,501
Personal Strategy Growth Fund	—	15,810,932
Personal Strategy Income Fund	—	10,333,887
Washington Mutual Investors Fund	8,296,468	5,445,553
Neuberger Berman Genesis Fund	28,992,150	15,483,355
Retirement 2005 Fund	12,046,614	—
Retirement 2010 Fund	25,797,900	—
Retirement 2015 Fund	26,303,227	—
Retirement 2020 Fund	30,035,472	—
Retirement 2025 Fund	17,638,125	—
Retirement 2030 Fund	8,498,340	—
Retirement 2035 Fund	3,139,149	—
Retirement 2040 Fund	2,029,628	—
Retirement Income Fund	6,169,336	—
Fidelity Diversified International Fund	19,829,319	—
Russell Bond Fund	1,719,681	—
Total mutual funds	515,457,687	437,176,138

	2004	2003
Other investments:
Tradelink+ Fund	$8,384,631	6,468,643

Participant loans receivable	15,882,736	15,958,008

Interest income fund:
Guaranteed investment contracts:
Monumental MDA00248	7,019,524	7,019,578
Canada Life – P46104	6,015,594	6,015,594
Principal Life – 4.47946	7,069,370	6,690,023
	20,104,488	19,725,195

Synthetic guaranteed investment contracts:
CDC Financial Products – Contract FP1062-01	68,649,667	65,619,005
State Street Synthetic – Contract 97077	64,974,805	62,142,589
Transamerica Life – Contract 76850	66,012,335	63,154,544
	199,636,807	190,916,138

Collective investment trust:
SEI Stable Asset Fund	22,934,460	32,283,016

Total interest income fund	242,675,755	242,924,349

Total assets held for investment	928,130,122	813,369,307

The net appreciation of the Plan’s investments by investment type is as follows:

	2004	2003
Common stock	$35,598,900	46,729,540
Common and collective trusts	511,379	—
Mutual funds	47,995,136	95,260,844
	$84,105,415	141,990,384

(5)                     Tax Status

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code.

(6)                     Related Party Transactions

Certain plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party in interest transactions

(7)                     Investments Exceeding 5% of Net Assets

The following is a summary of the investments that represent 5% or more of net assets available for benefit as of December 31, 2004 and 2003.

	2004	2003
Common stock:
Beckman Coulter, Inc.	$145,729,313	110,842,169

Mutual funds:
Blue Chip Growth Fund	183,253,079	178,216,012
Vanguard Institutional Index Fund	69,073,302	63,724,221
Mid-Cap Growth Fund	72,635,897	60,473,212
Personal Strategy Balanced Fund	—	72,956,501

Interest income fund:
CDC Financial Product – Contract FP1062-01	68,649,667	65,619,005
State Street Synthetic – Contract 97077	64,974,805	62,142,589
Transamerica Life – Contract 76850	66,012,335	63,154,544

Schedule

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2004

Description of investments	Shares of Units	Current value

Common stock:
Beckman Coulter, Inc.*	2,175,389	$145,729,313

Mutual funds:
Blue Chip Growth Fund – T. Rowe Price Blue Chip Growth Fund*	5,926,684	183,253,079
Index Fund – Vanguard Institutional Index Fund	623,912	69,073,302
Mid-Cap Growth Fund – T. Rowe Price Mid-Cap Growth Fund*	1,456,213	72,635,897
Retirement 2005 Fund – T. Rowe Price*	1,139,699	12,046,614
Retirement 2010 Fund – T. Rowe Price*	1,837,457	25,797,900
Retirement 2015 Fund – T. Rowe Price*	2,449,090	26,303,227
Retirement 2020 Fund – T. Rowe Price*	2,017,157	30,035,472
Retirement 2025 Fund – T. Rowe Price*	1,619,663	17,638,125
Retirement 2030 Fund – T. Rowe Price*	548,280	8,498,340
Retirement 2035 Fund – T. Rowe Price*	287,468	3,139,149
Retirement 2040 Fund – T. Rowe Price*	130,355	2,029,628
Retirement Income Fund – T. Rowe Price*	503,208	6,169,336
Fidelity Diversified International Fund	692,364	19,829,319
Russell Bond Fund	118,681	1,719,681
Washington Mutual Investors Fund	269,541	8,296,468
Neuberger Berman Genesis Fund	679,450	28,992,150

Total mutual funds	20,299,222	515,457,687

Other investments:
Tradelink+ Fund	8,384,631	8,384,631

Description of investment	Interest rate	Maturity Date	Current value
			$
Interest income fund:
Guaranteed investment contracts:
Monumental - MDA00248	6.18%	Various	7,019,524
Canada Life - P46104	6.10	Various	6,015,594
Principal Life - 4.47946	5.67	3/15/07	7,069,370
Total guaranteed investment contracts			20,104,488

Synthetic guaranteed investment contracts:
CDC Financial Products - Contract FP 1062-01	4.65	Evergreen	70,305,089
Synthetic Wrapper Agreement			(1,655,422)

Total contract value of CDC Financial Products			68,649,667

State Street Synthetic - Contract 97077	4.70	Evergreen	66,541,612
Synthetic Wrapper Agreement			(1,566,807)

Total contract value of State Street Synthetic			64,974,805

Transamerica Life - Contract 76850	4.56	Evergreen	67,604,160
Synthetic Wrapper Agreement			(1,591,825)

Total contract value of Transamerica Life			66,012,335

Total synthetic guaranteed investment contracts			199,636,807

Collective investment trust:

SEI Stable Asset Fund	4.44	Evergreen	22,934,460
Total interest income fund			242,675,755
Participant loans (interest rates ranging from 5.00% to 13.75%)			15,882,736
Total investments			$928,130,122

*Indicates party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.                                            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC.
SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 28, 2005	By:	/s/ Paul Glyer
Paul Glyer
	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche, LLP

23.2	Consent of KPMG LLP